TRIAD FINANCIAL SPECIAL PURPOSE LLC
7711 Center Avenue, Suite 390
Huntington Beach, California 92647
May 4, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Sara D. Kalin Joshua Ravitz

Re:	Triad Financial Special Purpose LLC (the “Issuer”)
Registration Statement on Form S-3 (SEC File No. 333-132215) Originally
Filed March 3, 2006, and as Amended on April 10, 2006, April 19, 2006 and
May 3, 2006
Ladies and Gentlemen:
     With respect to the above-referenced registration statement (the “Registration Statement”), Triad Financial Special Purpose LLC (the “Registrant”) acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing, and the Registrant also acknowledges that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TRIAD FINANCIAL SPECIAL PURPOSE LLC
By:	/s/ Mike L. Wilhelms
Name:	Mike L. Wilhelms
Its:	Chief Financial Officer and Manager

TRIAD FINANCIAL SPECIAL PURPOSE LLC
7711 Center Avenue, Suite 390
Huntington Beach, California 92647
May 4, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Sara D. Kalin Joshua Ravitz

Re:	Triad Financial Special Purpose LLC (the “Issuer”)
Registration Statement on Form S-3 (SEC File No. 333-132215) Originally
Filed March 3, 2006, and as Amended on April 10, 2006, April 19, 2006 and
May 3, 2006
Ladies and Gentlemen:
     The Issuer hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-132215), to 4:00 p.m., Eastern time, on May 8, 2006 or as soon thereafter as possible.
     The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933 and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.
     Please call Janette McMahan of Kirkland & Ellis LLP, special counsel to the Issuer, at (312) 861-2110 as soon as the Registration Statement has been declared effective.

Very truly yours, TRIAD FINANCIAL SPECIAL PURPOSE LLC
By:	/s/ Mike L. Wilhelms
Name:	Mike L. Wilhelms
Its:	Chief Financial Officer and Manager